Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our report dated March 2, 2007, accompanying the consolidated financial statements of American Real Estate Holdings Limited Partnership as of December 31, 2006, which is included in this Registration Statement and Prospectus. We consent to the use of the aforementioned report in the Registration Statement and Prospectus, and to the use of our name as it appears under the caption “Experts.” Our audit report on the consolidated financial statements expressed an unqualified opinion and contains an explanatory paragraph relating to the change in accounting for the Partnership’s investment in ImClone Systems Incorporated and Subsidiary from an available for sale security to the equity method.

GRANT THORNTON LLP

New York, New York June 15, 2007